UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Darkiris Inc. (the “Company”), today announced to hold the Annual Shareholders’ Meeting at 10:00 a.m. on February 13, 2026 (local time) or 9:00 p.m. on February 12, 2026 (Eastern Time) at 6/F, Cheong Sun Tower, No. 118 Wing Lok Street, Sheung Wan, Hong Kong. The matters to be voted on at the meeting are set forth in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on January 27, 2026. Shareholders of record on January 20, 2026 will be eligible to vote at this meeting.

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EXHIBIT INDEX

Exhibit 99.1	-	Notice of Annual General Meeting of Shareholders of DarkIris Inc. (the “2026 AGM”)
Exhibit 99.2	-	Form of Proxy for the 2026 AGM

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

	By:	/s/ Hong Zhifang
	Name:	Hong Zhifang
Date: January 27, 2026	Title:	Chief Executive Officer

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